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                                 UTI CORPORATION
                                200 W. 7th Avenue
                             Collegeville, PA 19426


                                 March 16, 2001


VIA EDGAR, FACSIMILE & FEDERAL EXPRESS

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0305
Attn:   Franklin Green
        Division of Corporation Finance

        RE:     UTI CORPORATION
                REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-52802) REQUEST FOR WITHDRAWAL

Ladies & Gentlemen:

         UTI Corporation (the "Registrant") hereby makes application, pursuant to Rule 477 under the Securities Act of 1933, as amended, to withdraw its Registration Statement on Form S-1, File No. 333-52802, originally filed with the Securities and Exchange Commission on December 27, 2000 and last amended on March 6, 2001 (the "Registration Statement"). The Securities and Exchange Commission declared the Registration Statement effective on March 8, 2001, with respect to 6,250,000 shares of the Registrant's common stock, par value $0.01 per share. The Registrant is withdrawing its Registration Statement because of unfavorable market conditions and a determination by the Registrant's board of directors that it would not be in the Registrant's best interest to proceed at this time. No securities have been sold under the Registration Statement, and all activity in pursuit of the public offering has been discontinued. Accordingly, the Registrant requests that an order granting withdrawal of the Registration Statement be issued as soon as possible and included in the file for the Registration Statement. The Registrant also requests that all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited to the Registrant's account for future use.

         Because all of the outstanding common stock is held of record by less than 300 persons, the Registrant is also filing a Form 15 to terminate the registration of its common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12g-4(a)(1)(i) thereunder. The Registrant is also concurrently filing a request for withdrawal of its registration statement on Form 8-A.


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United States Securities and Exchange Commission
March 16, 2001
Page 2


         Please forward copies of the order withdrawing the Registration Statement to the Registrant's counsel, Hogan & Hartson L.L.P., 1200 Seventeenth Street, Suite 1500, Denver, CO 80202 Attn: Christopher J. Walsh. In addition, please contact Mr. Walsh as soon as possible following execution of the order withdrawing the Registration Statement. Should you have any questions regarding this matter, please contact Mr. Walsh at (303) 454-2480.

                                      Sincerely,
                                      UTI CORPORATION

                                      /s/ BRUCE L. ROGERS

                                      By: Bruce L. Rogers
                                          Vice President

cc:     Mr. Jason Wilder, The Nasdaq Stock Market, Inc.
        Ms. Nileema Pargaonker, NASD Regulation, Inc.
        Allison R. Schneirov, Esq., Skadden, Arps, Slate, Meagher & Flom LLP Christopher J. Walsh, Esq., Hogan & Hartson L.L.P.